NORTH EUROPEAN OIL ROYALTY TRUST


                            ESTIMATE OF REMAINING
                          PROVED PRODUCING RESERVES
                        IN THE NORTHWEST BASIN OF THE
                         FEDERAL REPUBLIC OF GERMANY
                           AS OF OCTOBER 1, 1997
                                   AND
                              CALCULATION OF
                         COST DEPLETION PERCENTAGE
                          FOR 1997 CALENDAR YEAR











































RALPH E. DAVIS ASSOCIATES, INC.
HOUSTON, TEXAS                                                DECEMBER, 1997



                    T A B L E   O F  C O N T E N T S




Discussion . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .1

Description of Holdings. . . . . . . . . . . . . . . . . . . . . . . . . . .2

Limitations of Available Data. . . . . . . . . . . . . . . . . . . . . . . .3

Oldenburg Area - Sales and Reserves. . . . . . . . . . . . . . . . . . . . .4

Net Reserves . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .5

Calculation of Cost Depletion Percentage . . . . . . . . . . . . . . . . . .6

Certificate of Qualification . . . . . . . . . . . . . . . . . . . . . . . .8

Attachment A . . . . .
            Reserve Summary and Five Year
            Net Sales History  . . . . . . . . . . . . . . . . . . . . . . .9

Attachment B. . . . .
            Calculation of
            Cost Depletion Percentage. . . . . . . . . . . . . . . . . . . 10


































                      Ralph E. Davis Associates, Inc.

                  Consultants - Petroleum and Natural Gas
                     3555 Timmons Lane - Suite 1105
                           Houston, Texas 77027
                             (713) 622-8955



                                                             December 18, 1997



The Trustees of
North European Oil Royalty Trust
P. O. Box 456
Red Bank, New Jersey 07701


Gentlemen:


          In accordance with your request, we have prepared a report of the estimated remaining proved producing reserves attributable to the overriding royalty interest of North European Oil Royalty Trust (the "Trust" or "NEORT") in the Northwest German Basin of the Federal Republic of Germany as of October 1, 1997. The proved producing reserves are as of October 1, 1997 and the reported sales are for the twelve month period ending September 30, 1997. The use of the period ending September 30, 1997 is consistent with prior years and allows the timely calculation of the royalty reserves and the cost depletion percentage for the calendar year.

          In addition, based on the information contained in the first portion of this report, we have performed the calculations necessary to derive the cost depletion percentage for the 1997 calendar year. As detailed in Attachment B, the cost depletion percentage for the 1997 calendar year for Trust unit owners is equal to 9.056 percent of their cost base as of January 1, 1997.






















North European Oil Royalty Trust                             December 18, 1997
                                                                        Page 2

                           DESCRIPTION OF HOLDINGS
                           -----------------------

          The Trust holds various overriding royalty rights on sales of gas, sulfur and oil from certain concessions and leases in the Federal Republic of Germany. The Oldenburg concession (1,398,000 acres), covering virtually the entire former State of Oldenburg and located in the State of Lower Saxony, is the major source of royalty income for the Trust. Although the Trust has interests in other producing areas, reserves and net sales for these areas are
no longer used in the calculation of annual cost depletion percentage.   While
the Trust continues to receive royalty payments from these interests, these royalties represent less than one (1) percent of the Trust's total royalties and the expenses involved in the determination of reserve estimates for these interests are not warranted by the royalties received. The exclusion of these reserves does not have a material effect on the calculation of the cost depletion percentage. We will continue to monitor the quarterly statements and if increases are noted that could materially add reserves to the Trust, we will resume estimating future reserves.

          1. The Oldenburg concession is held by Oldenburgische
             Erdol Gesellschaft ("OEG").  Within this concession
             Mobil Oil A.G. ("Mobil"), the German subsidiary of Mobil Corp. and BEB Erdgas und Erdol GmbH ("BEB"), a joint venture of Exxon Corp. and the Royal Dutch Group, carry out all exploration, drilling, production and sales activities.

               (a) Under one series of rights covering the western part of the Oldenburg concession (approximately 662,000 acres), the Trust receives a royalty payment of 4% on gross receipts from sales by Mobil of natural gas, casinghead gas, crude oil and condensate. The Trust also receives from Mobil a 2% royalty payment on gross receipts of sales of sulfur obtained as a by-product of sour gas
                   produced from the western part of Oldenburg.   The
                   payment of the sulfur royalty is subject to an agreement which provides that if Mobil's selling price is below the escalated base price, payment of royalties is deferred until such time as the selling price again exceeds the escalated base price. Throughout fiscal
                   1997, Mobil's selling price was below the escalated base price. We will continue to monitor this situation, but until the point that Mobil's selling price again exceeds the escalated base price, reserves subject to this royalty will not be included in overall reserve calculations.













North European Oil Royalty Trust                             December 18, 1997
                                                                        Page 3

               (b) Under another series of rights covering the entire
                   Oldenburg concession and pursuant to an
                   agreement with OEG (the "OEG Agreement"), the Trust receives royalties at the rate of 0.6667% on gross receipts from sales of natural gas, casinghead gas, crude oil, condensate and sulfur (removed during the processing of sour gas) less 50% of an escalating cost base. This cost base is recalculated annually based on indices reflecting changes in certain prices within Germany. This system will be revised in 2002 unless the escalating cost base diverges significantly from the actual production costs in earlier years, in which case the computation system will be revised in 1999. In either case, the revised system will provide that 50% of field handling, treatment and transport costs, as reported for state governmental royalty purposes, will be deducted from gross sales receipts prior to the royalty calculation.


                      LIMITATIONS OF AVAILABLE DATA
                      -----------------------------


          The reserves considered in this report are defined as proved producing reserves. Proved producing reserves are limited to those quantities which can be expected to be recoverable commercially from known reservoirs at current prices and costs, under existing regulatory practices and with existing conventional equipment and operating methods. Proved producing reserves do not include either proved developed non-producing reserves or any class of probable reserves.

          The reserve estimates were prepared using engineering methods generally accepted by the petroleum industry. The reliability of any reserve estimate is a function of the quality of available information and of engineering interpretation and judgment.

          The Trust, as an overriding royalty interest owner, does not receive proprietary data from the various operators on producing wells. Data (such as logs, core analysis, reservoir tests, pressure tests, gas analyses, geologic maps, and individual well production histories, which are used in volumetric and material balance type reserve estimates) are not available to the Trust.

          The Trust receives various monthly and quarterly statements from the operators that report production, sales and revenue data. Utilizing the same procedures as in prior years, this information, plus published information received from W.E.G. (a German organization comparable to the












North European Oil Royalty Trust                             December 18, 1997
                                                                        Page 4

American Petroleum Institute or the American Gas Association), has been used to prepare this annual report. We believe the reserve estimates prepared using this data represent realistic values. However, due to the limitation of available data, this estimate of reserves can not have the same degree of accuracy that an estimate of reserves prepared using all pertinent data would have. Our experience in the evaluation of reserves using such limited data compensates somewhat for the limitations of available data.

     The data in the reports received by the Trust is in metric tons and cubic meters. The following Metric to English Unit conversion factors were used:

               Oil:     7.23 barrels per metric ton
               Gas:     37.25 cubic feet per cubic meter at 14.7 psia
                        and 60 degrees Fahrenheit
               Sulfur:  1.1 short tons per metric ton


                     OLDENBURG AREA -  SALES AND RESERVES
                     ------------------------------------


          The Trust's royalty income comes primarily from the Oldenburg area. Gas production accounts for the majority of the income; however, the high hydrogen sulfide content of much of the gas produced necessitates its removal before the gas can be sold. The facilities at the Grossenkneten desulfurization plant are the primary means by which the hydrogen sulfide is removed. Following renovations and improvements to the plant in 1994 and again in 1996, the plant's input capacity has been increased from 600,000 cu. meters per hour to its present capacity of 750,000 cu. meters per hour. A second desulfurization plant, NEAG, remains connected by pipeline with the transportation system of the Oldenburg concession but is not currently being utilized.

          During the 12 months ending September 30, 1997 total sales for the Oldenburg area were 279,799 barrels of oil and condensate, 190,310 million cubic feet (MMcf) of non-associated gas, 274 MMcf of associated gas and 785,036 short tons of sulfur. The sales from the western portion of Oldenburg, where the Trust has a greater interest, were 174,273 barrels of condensate and oil, 85,466 MMcf of non-associated gas, 130 MMcf of associated gas and 302,944 short tons of sulfur.

















North European Oil Royalty Trust                             December 18, 1997
                                                                        Page 5

         Estimated gross remaining proved producing reserves attributable to the total Oldenburg area are 3,390,906 barrels of condensate and oil, 2,251,661 MMcf of non-associated gas, 1,587 MMcf of associated gas and 10,345,883 short tons of sulfur.


                              NET RESERVES
                              ------------


          To present an accurate picture of estimated proved producing reserves net to the Trust, the gross reserve figures outlined above must be modified by the impact of the different royalty rates in effect in the Oldenburg concession. A comparison of the Trust's overriding royalty rates in both the western and eastern areas of Oldenburg is as follows:


               Mobil Oil A. G.               West          East
               ---------------            ----------    ----------
                    Oil & Gas                 4%            0%
                    Sulfur                    2%*           0%

               BEB
               ---------------
                    Oil & Gas              0.6667%**     0.6667%**
                    Sulfur                 0.6667%**     0.6667%**

     *Temporarily suspended. (See explanation above.)

     **Prior to the calculation of royalties, 50% of an escalating cost base.


          The application of these royalty rates to the estimated gross remaining proved producing reserves attributable to the western and eastern Oldenburg areas yields the combined estimated proved producing reserves net to the Trust. The Trust's estimated remaining net proved producing reserves as of October 1, 1997 and net sales for the twelve month period ending September 30, 1997 are as follows:



















North European Oil Royalty Trust                             December 18, 1997
                                                                        Page
6

                                            Reserves         Sales
                                            --------         -----
               Oil, Barrels                  90,869          8,618
               Associated Gas, MMcf            44              7
               Non-Associated Gas, MMcf      44,980          4,479
               Sulfur, Short Tons            52,619**        3,993**

     (MMcf = million cubic feet @ 14.7 psia and 60 degrees Fahrenheit) ** Note: At current price levels no royalties are being paid under
the                   Mobil sulfur royalty.

          A summary of net proved producing reserves by product and a five year history of net sales attributable to the royalty interests of the Trust are presented in Attachment A.


                 CALCULATION OF COST DEPLETION PERCENTAGE
                 ----------------------------------------

          The categories of proved producing reserves considered in the calculation of the cost depletion percentage are oil, associated gas, and non-associated gas. Sulphur is a by-product of gas production and is not considered in the computation of total cost depletion percentage.

          For each category of reserves, a product base was established for the Trust as of January 1, 1976. Through the use of these product bases, we can account for the relative size of each of these categories of reserves and the corresponding impact on the calculation the cost depletion percentage.
The product base for each category of proved producing reserves is reduced annually by an adjustment that is calculated by multiplying the product base at the beginning of the current year by the depletion factor for that category of reserves. The depletion factor for each category of reserve is the ratio of the relevant net sales during the current year to the corresponding adjusted net proved producing reserves at the beginning of the current year.

          Significant items in the cost depletion percentage calculation that appear on Attachment B as specific item numbers, shown in parentheses, and their sources are as follows:

               The adjusted estimated net proved producing reserves as of 10/1/96 (3) is obtained by adding the estimated remaining net proved producing reserves as of 10/1/96 (1) and the adjustments to reserves during the period (2). Therefore (3) = (1) + (2).














North European Oil Royalty Trust                             December 18, 1997
                                                                        Page 7

               The depletion factor (6) for each category of proved producing reserves is obtained by dividing the relevant net sales (4) by the corresponding adjusted estimated net proved producing reserves as of 10/1/96 (3). Therefore (6) =
               (4) / (3).

               The product base for each category of proved producing reserves as of 1/1/96 (7) and the adjustment taken during 1996
               (8) were obtained from the previous year's report. The product base as of 1/1/97 (9) forms the initial starting point for the calculation of the cost depletion percentage for the 1997 tax year. The product base for 1/1/97 (9) then is (7) - (8).

               The adjustment to the product base for each category of proved producing reserves (10) is used to reduce the product base as of the beginning of each year. This adjustment is the product of the depletion factor for each category of proved producing reserves (6) multiplied by the corresponding product base as of 1/1/97 (9).
               Therefore (10) = (6) x (9).

               The cost depletion percentage (11) then is the sum of the adjustment to the product base of each category of proved producing reserves [Sum (10)] divided by the sum of the product base for each category as of 1/1/97
               [Sum (9)].  Therefore (11) = [Sum (10)] / [Sum (9)].


          The cost depletion percentage represents the total allowable cost depletion for the current calendar year for the Trust's unit owners, expressed as a percentage of their cost base at the beginning of the calendar year.



                                          Sincerely yours,

                                   RALPH E. DAVIS ASSOCIATES, INC.

                                          /s/ Larry A. Barnett
                                          ----------------------------
                                              Larry A. Barnett, P. E.
                                              Senior Vice-President

LAB:sw















North European Oil Royalty Trust                             December 18, 1997
                                                                       Page 8

                          CERTIFICATE OF QUALIFICATION
                          ----------------------------


          I, Larry A. Barnett, Registered Professional Engineer, do hereby certify:


          1. That I am senior vice-president of the consulting firm of Ralph E. Davis Associates, Inc. with offices at 3555 Timmons Lane, Suite 1105, Houston, Texas 77027.

          2. That I have prepared a reserve report on the interests of the North European Oil Royalty Trust in the Northwest Basin of the Federal Republic of Germany for the twelve month period ending September 30, 1997.

          3. That I have no direct or indirect interest, nor do I expect to receive any direct or indirect interest, in the properties or in any securities of the North European Oil Royalty Trust.

          4. That I attended The University of Texas and that I graduated with a Bachelor of Science Degree in Petroleum Engineering in 1958.

          5. That I am a Registered Professional Engineer in the States of Texas and Louisiana, Registration Numbers 23399 and
              9647 respectively, and that I am a member in good standing of the Society of Petroleum Engineers, the Society of Petroleum Evaluation Engineers and the Society of Professional Well Log Analysts.

          6. That I have in excess of thirty-eight years experience in the evaluation of oil and gas properties in the United States, Canada, Mexico, South America and Germany, and that I have been practicing as a consultant in petroleum engineering and geology since 1987.


                                          RALPH E. DAVIS ASSOCIATES, INC.

                                            /S/ Larry A. Barnett
                                            ----------------------------
                                                Larry A. Barnett, P. E.
                                                Senior Vice-President












                               ATTACHMENT A

                     NORTH EUROPEAN OIL ROYALTY TRUST
              RESERVE SUMMARY AND FIVE YEAR NET SALES HISTORY


ESTIMATED NET PROVED PRODUCING RESERVES
---------------------------------------
AS OF OCTOBER 1, 1997
---------------------


OLDENBURG
---------------------------------------------------------------------------

              Oil/Cond.      Associated      Non-Associated      Sulfur
                                Gas               Gas
               Barrels          MMcf              MMcf          Short Tons
              ---------      ----------      --------------     ----------

               90,869           44               44,980           52,619**

    **Note: At current prices, no royalties are presently being paid under the Mobil sulfur royalty.

FIVE YEAR NET SALES SUMMARY
---------------------------
12 MONTHS ENDING SEPTEMBER 30
-----------------------------


OLDENBURG
---------------------------------------------------------------------------

              Oil/Cond.      Associated      Non-Associated      Sulfur
                                Gas               Gas
              Barrels           MMcf              MMcf          Short Tons
              -------        ----------      --------------     ----------

    1997       8,618             7                4,479           3,993**
    1996       9,348             8                3,450           4,268**
    1995       9,226             8                4,098           4,081**
    1994       8,984            11                3,681           2,391**
    1993      10,550            18                4,031           3,790**


    **Note: At current prices, no royalties are presently being paid under the Mobil sulfur royalty.














                               ATTACHMENT B

                     NORTH EUROPEAN OIL ROYALTY TRUST
                 CALCULATION OF COST DEPLETION PERCENTAGE

                   For the Year Ending December 31, 1997


OLDENBURG
                                                   Associated      Non-Assoc.
                                         Oil          Gas             Gas
                                       Barrels        MMCF            MMCF
                                       -------     ----------      ----------

NEORT NET RESERVES  (Barrels of Oil and Million Cubic Feet of Gas)
------------------------------------------------------------------

 1. Estimated remaining net proved
    producing reserves as of 10-1-96   89,141           62             40,644

 2. Adjustments to reserves
    during period                      10,346         -11             8,815

 3. Adjusted estimated net proved
    producing reserves
    as of 10-1-96                      99,487          51            49,459

 4. Net sales from 10-1-96
    to 9-30-97                          8,618           7             4,479

 5. Estimated remaining net proved
    producing reserves
    as of 10-1-97                      90,869          44            44,980

RESERVE DEPLETION FACTOR  (%)
-----------------------------

 6. Depletion factor                  0.08662        0.13725        0.09056

NEORT PRODUCT BASE ALLOCATION  (%)
----------------------------------

 7. Product base as of 1-1-96         0.59640        0.05047       16.94879

 8. Less adjustments taken
    during 1996                       0.05661        0.00577        1.32611

 9. Product base as of 1-1-97         0.53979        0.04470       15.62268

 10. 1997 adjustments
     to product base                  0.04676        0.00614        1.41479

 11. Cost depletion percentage for 1997 calendar year for Trust unit owners is equal to 9.056 percent of their 1-1-97 cost base.






   Footnotes:

      Line (1) from reserves review as of 10-1-96
      Line (2) from reserves review as of 10-1-97
      Line (3) = Line (1) + Line (2)
      Line (4) from OEG and MOBIL statements
      Line (5)from reserves review as of 10-1-97
      Line (6)= Line (4) / Line (3)
      Line (7) from 1996 product base allocation
      Line (8) from 1996 product base allocation
      Line (9)= Line (7) - Line (8)
      Line (10) = Line (6) x Line (9)
      Line (11) = [Sum (10)] / [Sum (9)]